March 28, 2013

Kimberly Browning

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MassMutual Select Funds (the “Trust”)
1933 Act File No. 33-73824
1940 Act File No. 811-8274
Comments received for PEA No. 72 filed on January 31, 2013

Dear Ms. Browning:

Below is a summary of the comments I received from you on March 18, 2013 regarding the above-mentioned Registrant, together with our responses. I appreciate the time you took to carefully review this document and have tried to address your comments. I would greatly appreciate your contacting me at 413-744-6602 as soon as possible if you have any further questions or comments. Thank you.

Prospectus Comments

Comment 1:	Global Comment – Please confirm that all principal strategies and risks are disclosed as required by Item 4 of Form N-1A.

Response 1:	We confirm this.

Comment 2:	Global Comment – Please refrain from using equivocal terms (e.g., including, other similar instruments) in the Funds’ Principal Investment Strategies.

Response 2:	This is a comment the staff has provided in the past, and we have been mindful of this comment as we have drafted prospectus disclosure. However, we do not believe that clear language reserving appropriate levels of flexibility is inconsistent with the language or the spirit of Rule 421(d) under the Securities Act. We submit that this is a position that is held widely among investment company registrants.

Comment 3:	Global Comment – Please confirm that all related capitalization sizes have been summarized in the section of the prospectus required by Item 4 of Form N-1A.

Response 3:	We confirm this.

Comment 4:	Global Comment – Please confirm that for those Funds investing in bonds, the related credit quality ratings have been summarized, along with all relevant dollar weighted average maturities and/or duration. Also, please confirm that who determines the rating of the bonds a Fund invests in is disclosed, including how the credit quality of unrated bonds is determined and whether the Fund invests in bonds that are in bankruptcy or default.

Response 4:	We confirm this.

Comment 5:	Global Comment – Please confirm that Acquired Fund Fees and Expenses are appropriately included either as a separate line item or as part of Other Expenses in the Fee Tables for those Funds investing in other investment companies.

Response 5:	We confirm this.

Comment 6:	PIMCO Total Return Fund –

(a) The disclosure states that the Fund may sell securities short. If this is a principal strategy that will produce expenses which are material, those expenses should be reflected in the Fee Table.

Response 6(a):	We confirm that any short sale dividend and loan expense would be included in the Fee Table as appropriate.

(b) Please add disclosure to the Fund’s principal investment strategy to explain the dividend and loan expense associated with short sales.

Response 6(b):	We respectfully decline to add the requested disclosure to the Fund’s principal investment strategy. Although the Fund’s subadviser would normally be expected to take dividend and loan expense into consideration in determining whether to create and/or maintain a short position, we do not believe that consideration requires that level of prominence. We will add a sentence referring to those expenses in the “Short Sales Risk” principal risk factor: “When the Fund engages in a short sale, it typically borrows the security sold short. The Fund will ordinarily have to pay a fee or premium to borrow the security and will be obligated to repay to the lender of the security any dividends or interest that accrue on the security during the period of the loan.”

Comment 7:	Global Comment – Please confirm that there are no 12b-1 fees for those share classes showing “None” under the heading “Annual Fund Operating Expenses.”

Response 7:	We confirm that these share classes do not have 12b-1 fees.

Comment 8:	Global Comment – Please explain why the disclosure stating that a Fund that has a principal investment strategy to use certain derivatives “may use other derivatives, as well,” is included under the “Non-Principal Investments; Use of Derivatives; Securities Loans; Repurchase Agreements” heading. Does this mean that there are other derivatives that can be used as a principal investment strategy?

Response 8:	We believe that the language is clear. Funds may engage in derivatives transactions that are not part of their principal investment strategies, and Funds that may use certain derivatives as part of their principal investment strategies may use certain other derivatives, not as part of their principal investment strategies. To address the staff’s concern, however, we will add the following underlined parenthetical to make the language even clearer: “may use other derivatives (not as part of their principal investment strategies), as well.”

Comment 9:	Global Comment – If derivatives are used for speculative purposes then this needs to be explained. Is this what you really mean when you say “as a substitute for direct investments”?

Response 9:	We believe that the current disclosure provides an appropriate description of the purposes for which the Funds may use derivatives. We do not believe that the use of the word “speculative” would necessarily provide a helpful or even accurate description of the Funds’ uses of derivatives, and respectfully decline to revise the cited language.

Comment 10:	Global Comment – We note the Fund describes investments in derivative instruments. As such, please review the Fund’s principal strategies and principal risks disclosures to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the portfolio intends to use to achieve its investment objective. See Barry Miller Letter to the ICI dated July 30, 2010.

Response 10:	We have reviewed our disclosures in light of the Letter.

Comment 11:	Global Comment – Please acknowledge the following: The Fund discloses that it may engage in transactions involving total return swaps. When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response 11:	We acknowledge that we are aware of the above.

Comment 12:	Global Comment – Please confirm that the disclosure concerning the inclusion of borrowings for investment purposes in a Fund’s 80% name test is included in the prospectus.

Response 12:	We confirm that this disclosure is provided on page 99 of the prospectus under the heading “Note Regarding Percentage Limitations.”

Comment 13:	Fundamental Value Fund – Please confirm that the only expense being waived is the Management Fee for this Fund.

Response 13:	We confirm this.

Comment 14:	Global Comment – For Funds with waivers/expense caps shown in the Fee Table, please confirm that the waiver/expense cap extends for a full year.

Response 14:	We confirm this.

Comment 15:	Index Funds – Please revise the Funds’ disclosure to add Concentration Risk.

Response 15:	We will add the requested disclosure.

Comment 16:	Index Funds – In each Fund’s Principal Risks section, please explain why the inclusion of “Management Risk” does not contradict the Fund being passively managed.

Response 16:	Even though each Fund is passively managed, the extent of any deviation between the Index return and the Fund’s return will depend to a large extent on the manager’s actions. We therefore believe the disclosure is appropriate.

Comment 17:	Global Comment – In the Additional Information Regarding Principal Risks section, please remove the disclosure “All Funds could be subject to additional risks (which the Funds have not currently identified as principal risks).” A Fund’s risks must either be categorized as “principal” or “non-principal” and no other categories should be used. Alternatively, please provide the legal analysis under Items 4 and 9 of Form N-1A for including this disclosure.

Response 17:	We will remove this sentence.

Comment 18:	Global Comment – In the Buying, Redeeming, and Exchanging Shares section, please remove the disclosure stating that with respect to buying, redeeming, or exchanging shares “the broker-dealer or other intermediary must subsequently communicate the request properly to the Funds.” Alternatively, please provide the legal analysis as to how this disclosure complies with Rule 22c-1.

Response 18:	This language accurately reflects the Funds’ procedure, and accordingly we respectfully decline to make the requested change. This analysis properly reflects the nature of the relationships between the intermediary and the client and the intermediary and the Fund, and the extent of the intermediary’s authority.

Comment 19:	Global Comment – In the Buying, Redeeming, and Exchanging Shares section, the following is stated, “The Funds can reject any purchase order and can suspend purchases if they believe it is in their best interest.” Please add disclosure to reflect the timing associated with the rejection of a purchase order (i.e., when a shareholder would be notified of a rejection). (Please note that the staff’s position is 24 hours). Also, please define what is meant by suspending purchase orders.

Response 19:	We do not believe the requested information regarding timing is required to be added or especially helpful to investors and do not believe this is common disclosure. In addition, we believe that it should be clear to a typical investor what it means to suspend purchases.

SAI Comments

Comment 1:	Please confirm that (i) all non-principal risks and strategies are disclosed in the SAI, (ii) any principal risks and strategies that are disclosed in the SAI are also disclosed in the prospectus, and (iii) the Funds’ principal investment strategies are distinguished from their non-principal investment strategies in the SAI.

Response 1:	We confirm that all material non-principal risks and strategies are disclosed in the SAI and that any principal risks and strategies that are disclosed in the SAI are also disclosed in the prospectus. With respect to distinguishing the Funds’ principal investment strategies from their non-principal investment strategies, we do not believe that Form N-1A prescribes that a distinction needs to be made between a fund’s principal and non-principal strategies in its SAI. We also believe it would add unnecessary complexity to an SAI that provides information for multiple Funds with varying principal and non-principal strategies and risks. Therefore, we respectfully decline to modify our disclosure.

Comment 2:	Non-Fundamental Investment Restrictions – Please confirm whether or not the Funds can secure borrowings by pledging assets. If yes, a non-fundamental limitation on pledging assets should be added.

Response 2:	To the extent the Funds engage in borrowing, their activities are governed by applicable law and the Funds expect to comply with applicable law.

To the extent that any comments received from you during the prior year were respectfully declined by us in our letter dated March 30, 2012, and are not reflected in this letter, the responses still apply and they are incorporated herein by reference.

We acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Jill Nareau Robert

Jill Nareau Robert

Assistant Secretary, MassMutual Select Funds

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company